UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For July 12, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

RESULTS OF HARMONY’S EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

Johannesburg. Thursday, 12 July 2018. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) advises shareholders that, at Harmony’s extraordinary general meeting of the shareholders held today, the requisite majority of shareholders approved the special resolution, as set out in the notice of the extraordinary general meeting forming part of the Company’s circular to Harmony shareholders, in connection with Harmony board’s proposal to issue 11 032 623 new Ordinary Shares to African Rainbow Minerals Limited (“ARM”)at the placing price of R19.12 (“ARM Placing”).

The proceeds raised from the ARM Placing will be used to repay part of the outstanding bridge loan raised for the acquisition of Moab Khotsong.

There were 500 251 751 ordinary shares in issue as at the date of the shareholder general meeting.

The voting results of the resolution was as follows:

Special resolution:
	Authorisation to empower the Board to allot and issue new Ordinary Shares to ARM

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.55%	0.45%	318 904 471	63.75%	0.07%

ends.

For more details contact:

Riana Bisschoff
Company Secretary
+27(0)83 629 4706 (mobile)

Johannesburg, South Africa
12 July 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: July 12, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director